CHENIERE ENERGY, INC.

717 Texas Avenue

Houston, Texas 77002

October 19, 2005

VIA FACSIMILE: (202) 772-9220

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Melinda Kramer

Re:	Cheniere Energy, Inc.
Registration Statement on Form S-3 (No. 333-127269)

Dear Ms. Kramer:

On behalf of Cheniere Energy, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on Friday, October 21, 2005, or as soon thereafter as practicable. As requested by the staff in its letter dated September 7, 2005, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has also been transmitted via EDGAR.

Very truly yours,

CHENIERE ENERGY, INC.

By:	/s/ Don A. Turkleson
Name: Don A. Turkleson
Title: Senior Vice President, Chief Financial Officer and Secretary